Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510
October 17, 2005

Re:	Johnson Controls, Inc. Comment letter dated September 28, 2005 Commission File No. 1-5097
Dear Ms. Shah:
In response to the comment letter dated September 28, 2005 relating to our Form 10-Q for the period ended June 30, 2005 and Form 8-K filed August 25, 2005, the following is Johnson Controls, Inc.’s (the “Company”) response to comment (1). We understand and agree with comment (2) based upon an oversight on our part and we will expand our discussion to more specifically address why we believe ROIC to be a useful measure of Company performance in future filings.
1. The Commission’s comment was as follows:
We have read your response to the third comment in our letter dated August 30, 2005 related to the deconsolidation of a joint venture. It is not evident to us that you controlled the joint venture, in the manner contemplated by SFAS 94, prior to the deconsolidation. Therefore, please provide an analysis that demonstrates in further detail how you controlled the joint venture given the guidance in SFAS 94, and tell us why you believe that equity method accounting under APB 18 was not appropriate. In this regard,
•	Please tell us who the other investors are and whether they are related to the primary customer supplied by the joint venture.

•	Please provide us with a copy of the joint venture agreement and any other relevant contracts.

•	You appear to have concluded that the joint venture is a voting interest entity, as opposed to a variable interest entity. Please tell us your consideration of paragraph 5 of FIN 46R in reaching this conclusion.

•	Identify the material rights and obligations, as stated in the joint venture agreement, possessed by each of the investors and explain how such rights are consistent with your determination that you had control as contemplated by SFAS 94. In addition, address the following:
•	Identify the governing body, the number of members on this body, and the rights of each investor to appoint and remove these members.

•	Describe the ability of each investor to participate in operating and capital decisions. We note your discussion regarding the role of the Chairman of the Joint Venture and the role of the Company with respect to certain changes in operational and capital budget decisions. However, please clarify the rights held by the other investors if they disagreed with the actions of the Chairman of the Joint Venture or you.

Ms. Nili Shah
October 17, 2005

•	Clarify who, if anyone, has the unilateral authority to establish business relationships, employee compensation, and financial forecasts/budgets.

•	Whether you have any puts, calls, or rights of first refusal over the interests of the other investors.
In your response, please cite the specific paragraphs in the joint venture agreement on which you rely.

•	Please tell us if you have any other investments where you are consolidating despite a less than majority equity interest. If so, please quantify for us the impact of consolidation for each of these entities.
The Company provides the following in response to the Staff’s comment:
[Redacted Information]
We would appreciate the opportunity to have a conference call with the Staff to discuss our response and to facilitate a timely resolution of this matter given the Company’s upcoming fiscal 2005 earnings release and subsequent filing of its 2005 Annual Report on Form 10-K. In addition, if there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer